

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

September 6, 2007

Mr. Edward L. Larsen
Senior Vice President, Finance and Chief Financial Officer and Treasurer
The Talbots, Inc.
One Talbots Drive
Hingham, Massachusetts 02043

> **RE: The Talbots, Inc.**
> **Form 10-K for Fiscal Year Ended February 3, 2007**
> **Filed April 10, 2007**
> **Form 10-Q for Fiscal Quarter Ended May 5, 2007**
> **File No. 1-12552**

Dear Mr. Larsen:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended February 3, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Business Overview, page 21

1. Please expand your disclosures to provide a more informative discussion through the eyes of management of the impact of the J. Jill acquisition on your financial results. This discussion should include known material trends, demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues and/or income, or result in your liquidity decreasing or increasing in any material way. Please also provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Lastly, please describe and provide insight into relevant economic or industry-wide factors and material opportunities, challenges and risks that your strategic initiatives are expected to address. Refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 and Item 303 of Regulation S-K for guidance. Your response should show what the revised disclosure will look like.

Critical Accounting Policies, page 30

2. Please quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. Please also disclose the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. See SEC Release No. 33-8350. Please show us what your revised disclosure will look like.

Item 9A. Controls and Procedures, page 38

3. You state that you have established disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify the Company's financial reports and to other members of senior management and the Board of Directors.

Please revise to state, if true, that your disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and is accumulated and communicated to management, including your principal executive and principal financial officer, or persons performing similar functions, to allow timely decisions regarding required disclosure. Please refer to the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e).

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

Merchandise Inventories, page F-8

4. Given the sophistication of your management information systems as described on page 8 please explain to us why you use you the retail inventory method as opposed to the cost method to value your inventories. In your response, please address the limitations, if any, in your systems to track the cost of merchandise and related expenses such as freight. Please also describe to us in detail how you apply the retail inventory method. In doing so, please include a discussion of:

o How you track inventory available for sale at cost and retail including treatment of purchase discounts and rebates;

o Your markup policies, including how you determine the cumulative markup and cost complement and treatment of markup cancellations and additional markups;

o How you treat markdowns and markdown cancellations, employee discounts and customer loyalty awards;

o How you determine and/or estimate shrinkage;

o How you group merchandise inventories in your RIM calculations;

o How you treat merchandise in transit; and

o The types of costs, such as purchasing costs, warehousing costs and distribution costs, capitalized in inventories and how these inventory costs are determined.

In addition, please disclose a more detailed summary of the significant policies used in applying the retail inventory method and the nature of costs capitalized in inventories. Show us what your revised accounting policy disclosure will look like.

Basic and Diluted Net Income Per Share, page F-11

5. Please tell us and revise your disclosure to clarify how you treat unvested stock and unvested stock units in basic and diluted income per share computations. In your response, explain why your treatment complies with paragraph 10 of SFAS 128.

Note 10. Accrued Liabilities, page F-21

6. Please tell us and disclose your accounting policies for gift cards, including those that are never redeemed or not redeemed over an extended period of time. Please specifically address your revenue recognition policy and basis therefore.

Note 13. Segment and Geographic Information, page F-26

7. Please tell us and revise to disclose how depreciation and amortization are treated in segment direct profit and, if applicable, disclose depreciation and amortization for each segment. Refer to paragraph 27 of SFAS 131.

Note 14. Benefit Plans, page F-28

8. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Form 10-Q for Fiscal Quarter Ended May 5, 2007

9. Please address the comments above in future filings as applicable.

Notes to Condensed Consolidated Financial Statements

Note 10. Employee Benefit Plans, page 13

10. We note that you amortize the benefit from the change in reimbursement rates under your postretirement medical plan into income over the estimated remaining

life of the plan. Please tell us why this amortization policy complies with paragraph 52 of SFAS 106.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Branch Chief